SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

BURGUNDY TECHNOLOGY ACQUISITION CORP.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1702T132
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Burgundy Technology Sponsor Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 9,687,500 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 9,687,500 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,500 Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Consists of 1,062,500 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares. The Class B Ordinary Shares have no expiration date and will automatically convert into Class A Ordinary Shares at the time of Burgundy Technology Acquisition Corp.’s (“Issuer”) initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in Issuer’s registration statement on Form S-1 (File No. 333-240243) (the “Registration Statement”). Burgundy Technology Sponsor Limited (“Burgundy Sponsor”) is jointly owned and managed by Messrs. Leo Apotheker and James Scott Mackey, who have shared voting and dispositive power with respect to the shares held by Burgundy Sponsor and, as such, may be deemed to beneficially own the ordinary shares held by Burgundy Sponsor. Each of Messrs. Leo Apotheker and James Scott Mackey disclaims beneficial ownership of the ordinary shares held by Burgundy Sponsor except to the extent of his pecuniary interest therein.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leo Apotheker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 9,687,500 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 9,687,500 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,500 Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of 1,062,500 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares. The Class B Ordinary Shares have no expiration date and will automatically convert into Class A Ordinary Shares at the time of Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. Burgundy Sponsor is jointly owned and managed by Messrs. Leo Apotheker and James Scott Mackey, who have shared voting and dispositive power with respect to the shares held by Burgundy Sponsor and, as such, may be deemed to beneficially own the ordinary shares held by Burgundy Sponsor. Each of Messrs. Leo Apotheker and James Scott Mackey disclaims beneficial ownership of the ordinary shares held by Burgundy Sponsor except to the extent of his pecuniary interest therein.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James Scott Mackey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 9,687,500 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 9,687,500 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,500 Shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.92%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of 1,062,500 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares. The Class B Ordinary Shares have no expiration date and will automatically convert into Class A Ordinary Shares at the time of Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement. Burgundy Sponsor is jointly owned and managed by Messrs. Leo Apotheker and James Scott Mackey, who have shared voting and dispositive power with respect to the shares held by Burgundy Sponsor and, as such, may be deemed to beneficially own the ordinary shares held by Burgundy Sponsor. Each of Messrs. Leo Apotheker and James Scott Mackey disclaims beneficial ownership of the ordinary shares held by Burgundy Sponsor except to the extent of his pecuniary interest therein.

Item 1(a).	Name of Issuer:

Burgundy Technology Acquisition Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Burgundy Technology Sponsor Limited (“Burgundy Sponsor”) is a Jersey private limited company. Messrs. Leo Apotheker and James Scott Mackey are shareholders of Burgundy Sponsor and may be deemed to share voting and dispositive control over the shares held by Burgundy Sponsor.

(ii)	Messrs. Leo Apotheker and Jim Mackey are responsible for the voting and investment decisions relating to the securities held by Burgundy Sponsor.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o Burgundy Technology Sponsor Limited

2nd Floor, Sir Walter Raleigh House, 48-50 Esplanade, St Helier, Jersey JE2 3QB

Item 2(c).	Citizenship:

Burgundy Technology Sponsor Limited – Jersey

Leo Apotheker – France

James Scott Mackey – United States of America

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Share”)

Item 2(e).	CUSIP Number:

G1702T132

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

Burgundy Sponsor, Leo Apotheker, and James Scott Mackey

(a) Amount Beneficially Owned: 9,687,500 Shares

This amount includes 1,062,500 Class A Ordinary Shares and 8,625,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Share”, together with Class A Ordinary Share, “Ordinary Share”) owned by Burgundy Sponsor, an entity controlled by Leo Apotheker and James Scott Mackey. The Class B Ordinary Shares have no expiration date and will automatically convert into Class A Ordinary Shares at the time of Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in Issuer’s registration statement on Form S-1 (File No. 333-240243). This amount does not include an aggregate of 531,250 Class A Ordinary Shares issuable upon the exercise of warrants underlying private units held by Burgundy Sponsor, none of which are exercisable and will not be exercisable within 60 days. A portion of the Shares is held of record by Burgundy Technology Sponsor II, LLC, a Delaware limited liability company, of which the Burgundy Sponsor is the sole managing member and retained sole investment and voting power over such Shares.

(b) Percent of Class: 21.92%

The percentage of shares of Ordinary Shares is based on 35,562,500 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding as of November 11, 2020, as set forth in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 12, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 9,687,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 9,687,500

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

BURGUNDY TECHNOLOGY SPONSOR LIMITED

	By:	/s/ James Scott Mackey
Name: James Scott Mackey
Title: Director

/s/ Leo Apotheker
Leo Apotheker

/s/ James Scott Mackey
James Scott Mackey